SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683 -1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON JUNE 3, 2019

DATE, TIME AND VENUE: On June 3, 2019, at 11:00 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), at Rua Costa Carvalho, 300, Pinheiros, in the City of São Paulo, State of São Paulo, CEP 05429-000.

CALL NOTICE: Call notice published in the “Official Gazette of the State of São Paulo”, Business Section, on: (i) May 4, 2019, (ii) May 7, 2019, and (iii) May 8, 2019, on pages 31, 22 and 32, respectively, and in the “Valor Econômico” newspaper on: (i) May 4, 5, and 6, 2019, (ii) May 7, 2019, and (iii) May 8, 2019, on pages B5, B11 and C5, respectively.

ATTENDANCE: Shareholders representing over 71% (seventy-one percent) of the Company’s voting and total share capital, as verified by the signatures in the Shareholders’ Attendance Book.

Mario Engler Pinto Junior, Chairman of the Company’s Board of Directors, Priscila Costa da Silva and John Emerson da Silva, Management Analysts of the Investor Information Department, Marialve de Sousa Martins, Management Analyst of the Presidency Office, Ieda Nigro Nunes Chereim and Carolina Alves Cardoso Santos, attorneys of the Legal Superintendence, and Denise Rita Sylvestre, Advisor to Sabesp’s Presidency Office, also attended the meeting.

PRESIDING BOARD: Chairman: Mario Engler Pinto Junior. Secretary: Marialve de Sousa Martins.

DISCLOSURE: The management proposal and other due documents were made available to the shareholders at the Company’s headquarters and at the websites of the Company, of CVM and of B3.

AGENDA:

I. To elect the members of the Eligibility and Advisory Committee, pursuant to Article 33 of the Company’s Bylaws.

II. To resolve on the amendment of the Company’s Bylaws to include paragraph 5 in Article 8 addressing the minimum availability required from the Chairman of the Board of Directors corresponding to 30 (thirty) hours per month.

III. Consolidate the Company’s Bylaws.

IV. To rectify the overall annual compensation of Management and members of the audit committee and of the fiscal council for the 2019 fiscal year, approved at the Annual Shareholders’ Meeting held on April 29, 2019.

CLARIFICATIONS: The matters included in the agenda were considered by the State Capital Defense Council – CODEC, according to Opinion No. 100/2019, of May 30, 2019, whose voting orientation was presented by the representative of the shareholder Treasury Office of the State of São Paulo.

RESOLUTIONS: After recording abstentions and votes against, the following resolutions were taken:

I. Approval, by a majority of the attending shareholders, with 99.86% of votes in favor, represented by 483,609,989 shares; 0.39% of votes against, represented by 1,893,050 shares; and 0.12% of abstentions, represented by 586,141 shares, the election of the members of the Eligibility and Advisory Committee, pursuant to Article 33 of the Company’s Bylaws, as follows: FÁBIO AURÉLIO AGUILERA MENDES, Brazilian, married, law graduate, bearer of Identity Card (RG) No. 26.509.467-7 SSP/SP, enrolled under individual taxpayer’s ID (CPF) No. 164.293.688-07, domiciled at Rua dos Ypês, 317, Guatambu, Piedade – SP, CEP: 18170-000; LAURA DIAZ MONTIEL, Brazilian, married, lawyer, bearer of Identity Card (RG) No. 22.967.336-3 SSP/SP, enrolled under individual taxpayer’s ID (CPF) No. 250.385.478-85, domiciled at Rua Antenor Bettarello, 276, Veleiros, São Paulo – SP, CEP: 04773-020; and PAULA CRISTINA NASSIF ELIAS DE LIMA, Brazilian, married, business administrator and lawyer, bearer of Identity Card (RG) No. 16.776.530-9 SSP/SP, enrolled under individual taxpayer’s ID (CPF) No. 130.138.838-63, domiciled at Avenida Moreira Guimarães, 450, ap. 85, Indianópolis, São Paulo – SP, CEP: 04074-020.

The members of the Eligibility and Advisory Committee shall perform their duties without a fixed term of office and shall not be entitled to any compensation.

The investiture in the position shall comply with the requirements, impediments and procedures set forth in the Bylaws, including with regard to the asset declaration.

Strategic advisory duties to management bodies, as provided in the Bylaws, may not be exercised by a member of the Eligibility and Advisory Committee that is also a member of the Board of Directors.

II. Approval, by a majority of the attending shareholders, with 99.86% of votes in favor, represented by 485,428,022 shares; 0.01% of votes against, represented by 42,897 shares; and 0.13% of abstentions, represented by 618,261 shares, the amendment of the Company's Bylaws to include the fifth paragraph in Article 8, with the following wording:

“ARTICLE 8 (...)

Paragraph 5 – The minimum availability required from the Chairman of the Board of Directors shall correspond to 30 (thirty) hours per month.”

III. Approval, by a majority of the attending shareholders, with 99.87% of votes in favor, represented by 485,450,484 shares; 0.01% of votes against, represented by 57,603 shares; and 0.12% of abstentions, represented by 581,093 shares, of the consolidation of the Company’s Bylaws, with the wording included in the APPENDIX, which is an integral part of these minutes.

IV. Approval, by a majority of the attending shareholders, with 80.74% of votes in favor, represented by 392,447,755 shares; 19.13% of votes against, represented by 93,005,969 shares; and 0.13% of abstentions, represented by 635,456 shares, the rectification of the overall compensation for the 2019 fiscal year, approved at the Annual Shareholders’ Meeting of April 29, 2019, of statutory bodies, which will amount to R$6,920,686.84, considering the current composition of the statutory bodies (Management, members of the Audit Committee and of the Fiscal Council) and under the terms of the Institutional Compensation Policy of Sabesp, observing individual monthly compensation in the following amounts: R$40,000.00 for Management; R$9,000.00 for the members of the Board of Directors; R$15,000.00 for the Chairman of the Board of Directors; R$15,000.00 for the members of the Audit Committee and R$4,387.86 for the members of the Fiscal Council.

These minutes were drawn as a summary of the facts and published with the omission of the signatures of the attending Shareholders, in accordance with Article 130, Paragraphs 1 and 2 of Law 6,404/76.

CLOSURE AND SIGNING OF THE MINUTES: In the absence of any other pronouncements, the Chairman declared the Extraordinary Shareholders’ Meeting closed and these minutes were drawn up, which, after read and approved, were signed by the Chairman, the Secretary and the attending shareholders, making up the majority required for the resolutions taken.

FILED DOCUMENTS: The voting statements presented by the shareholders will be filed at the Company’s headquarters.

São Paulo, June 3, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 2, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.